Cybin Announces Poster Presentations at the 2024 American College of Neuropsychopharmacology Annual Meeting, Including CYB003 12-Month Efficacy Results

- Poster presentations highlight clinical data across Cybin’s CYB003 deuterated psilocin and DMT programs -

TORONTO, CANADA – December 10, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today announced the presentation of two posters at the American College of Neuropsychopharmacology (“ACNP”) Annual Meeting taking place December 8-11, 2024, in Phoenix, Arizona.

The data presented include 12-month efficacy results from the Company’s Phase 2 study of CYB003, its deuterated psilocin program, in Major Depressive Disorder (“MDD”), which showed durable response and remission rates at 12 months, in addition to results from a completed Phase 1b study exploring drug-drug interactions between N,N-dimethyltryptamine (“DMT”) and selective serotonin reuptake inhibitors (“SSRIs”), in MDD patients.

“The ACNP annual meeting is an excellent opportunity to share the rapid clinical progress Cybin is making across our deuterated psilocin and DMT programs,” said Doug Drysdale, Chief Executive Officer of Cybin. “MDD affects roughly 21 million people in the U.S., alone, yet roughly two thirds do not experience relief from traditional antidepressant treatments. Developing new and improved treatments for MDD sufferers is a top priority for us. We look forward to engaging with the internationally distinguished researchers and scientists who share our passion to bring innovative therapeutics to the mental health space. With the recent initiation of our Phase 3 PARADIGM program evaluating CYB003 in MDD, this is a pivotal time for Cybin,” concluded Drysdale

“The sustained improvement in symptoms of depression at the 12-month mark after just two doses of CYB003 is truly outstanding and a testament to its potential as a transformative treatment that can change the treatment paradigm for patients suffering from depression,” said Amir Inamdar, MBBS, DNB (Psych), FFPM, Chief Medical Officer of Cybin. “In our Phase 2 study of CYB003 in MDD, we reported remarkable efficacy results at 12 months, showing a 100% response rate and 71% remission rate among participants who received two 16 mg doses of CYB003. In addition, results from our study evaluating SPL026 (DMT fumarate) in combination with SSRIs for patients with MDD imply that participants do not need to titrate off their antidepressant treatment in order to undergo psychedelic treatment. The findings also suggest a potentially enhanced efficacy effect when SPL026 was administered with SSRIs. The ACNP conference provides an ideal setting to share this compelling work with leading experts in the mental health sector.”

“In addition to our CYB003 program, Cybin is advancing our deuterated DMT program, CYB004, which is currently in a Phase 2 Generalized Anxiety Disorder (“GAD”) study,” said Geoff Varty, Ph.D., Senior Vice President of Research & Preclinical Development. “The data presented at this conference are foundational to our CYB004 program, as it provides proof-of-concept for deuterated DMT’s potential in the treatment of GAD.”

Poster 1 Details:
•Title: CYB003 Produces Robust and Enduring Antidepressant Effects in Patients with Major Depressive Disorder (MDD)
•Authors: Amir Inamdar, Sebastian Krempien, Alex Kelman, Atul Mahableshwarkar, Magdy Shenouda, Kimball Johnson, Saundra Ann Maass-Robinson, Pradip Pathare, Allison House-Gecewicz, Angela Sorie, Aaron Bartlone, Geoffrey Varty
•Poster Number: M77

Poster 2 Details:
•Title: SPL026 (DMT fumarate) in combination with Selective Serotonin Reuptake Inhibitors (SSRIs) for patients with Major Depressive Disorder
•Authors: Ellen H. James, Zelah Joel, Victoria Attwooll, Tiffanie A. Benway, Meghan H. Good, George Tziras, Carol Routledge, Thomas A. Macek
•Poster Number: M59

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With industry leading proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of Major Depressive Disorder and CYB004, a proprietary deuterated N,N-dimethyltryptamine molecule in a Phase 2 study for Generalized Anxiety Disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s potential viability for treatment for patients with MDD; the potential of CYB003 to change the course of disease; enhanced efficacy effect when SPL026 was administered with SSRIs; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six month ended September 30, 2024 and the Company’s annual information form for the year ended March 31, 2024, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither Cboe Canada, nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com